CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 15, 2017

VIA EDGAR

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC Amendment No. 1 to

Draft Registration Statement on Form S-1
Submitted February 17, 2017
Response to a Staff question posed in telephone conversations

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below is the response of the Company to an additional question posed by the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") in telephone conversations in connection with the Company's Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which was submitted on February 17, 2017 to the Commission on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

In the Company's response letter dated February 16, 2017 (the “Response Letter”), the Company outlined the basis for its view that it has not been organized and will not be operated to fall within the definition of an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”). In the Response Letter, the Company also explained the basis for its position that it possesses the fundamental and typical characteristics necessary for it to use the specialized accounting and reporting requirements for investment companies contained in Accounting Standards Codification Topic 946 (“ASC 946”). In a subsequent supplemental response that was emailed to the Division of Investment Management on March 27, 2017 (the “March 27 Email”), the Company also explained why it is not organized as, and will not be operated as, a “special situation investment company.” The Company separately filed via EDGAR on April 12, 2017 its proposed revisions to the disclosure in the Registration Statement to clarify that it intends to conduct operations so that it will not be treated as a “special situation investment company.” As stated in the March 27 Email and in further conversations with the Staff, the Company also confirmed that Clifford Chance US LLP will be issuing its unqualified legal opinion to the Company at the first closing of the Company’s proposed offering to the effect that the Company is not required to register as an investment company under the 1940 Act.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

This letter addresses an additional question raised by the Staff relating to the interplay between the use of specialized accounting and reporting requirements for investment companies contained in ASC 946 and the Company's position that it should not be treated as an investment company or a “special situation investment company” under the 1940 Act.

As discussed in the March 27 Email, the term “special situation investment company” is not defined in the 1940 Act nor is it defined in any Commission rule under the 1940 Act. Rule 3a-1 refers to the term but does not define “special situation investment company.”1 In the proposing release to Rule 3a-1, the Commission stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”2 The very small handful of companies over the last 77 years that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of publicly listed securities, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions at a profit once the acquired shares start to trade at higher values. See e.g., Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944). Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere.3

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[1]	See, Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 234 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). There are very few examples over the years of the Commission having considered whether an issuer is a special situation investment company. See, e.g., In the Matter of Lehman Bros. Atlas Corp and Radio-Keith-Orpheum Corp., Inv. Co. Act Rel. No. 660 (Jun. 1, 1944) (“In its registration statement filed with this Commission pursuant to the Investment Company Act of 1940, Atlas states that its general policy has been to invest in so-called “special situation” companies, the securities of which at the time seem unattractive but which if financially or otherwise rehabilitated can ultimately be resold at a profit.”)
[2]	See, Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, Investment Co. Act Rel. No. 10937 at n.19 (Nov. 13, 1979).
[3]	See, In the Matter of Frobisher Limited, 27 SEC (Mar. 30, 1948); In re Northeast Capital Corporation, 37 SEC 715, (Apr. 15, 1957). Entrepreneurial Assistance Group, Inc., (SEC No-Action Letter avail. Dec. 5, 1974). See also, Citizens Growth Properties (I.C. Release No. 812-5854, November 5, 1984 - Application filed pursuant to Section 6(c) of the Act); Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944); and United Stores Corporation, 10 SEC 1145 (Feb. 12, 1942).

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

Under ASC 946, a company is required to use the specialized accounting and reporting requirements contained in ASC 946 if the company does both of the following:

1.

Obtains funds from one or more investors and provides the investor(s) with investment management services, and

2.

Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

ASC 946-10-55-7 provides important guidance with respect to the matters covered in paragraph 2 above, explaining that “An entity’s investment plans . . . provide evidence of its business purpose and substantive activities. Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments.” In light of this guidance, the Staff has asked the Company to clarify how the inclusion in the Registration Statement of a discussion of possible exit strategies, which under this guidance provides evidence that the Company’s business purpose includes realizing capital appreciation, an important characteristic in supporting the use by the Company of the specialized accounting and reporting requirements for investment companies contained in ASC 946, is consistent with the Company’s position that it is not a special situation investment company.

In addressing this question, the Company points out that the guidance set forth in ASC 946-10-55-7 makes clear that it is not necessary for an entity seeking to support its position that its business purpose includes realizing capital appreciation to “document specific exit strategies for each individual investment held for the purpose of realizing capital appreciation.” Instead, the guidance provides that the entity need only “identify potential exit strategies for different types or portfolios of investments held with the purpose of realizing capital appreciation.” Consistent with this guidance, the Company has included only general information in the prospectus about potential exit strategies. For example, the Company has disclosure in the prospectus under the caption “Business—Business Strategy” (which it plans to modify as follows): “Although [the Company] expect[s] to hold [its] businesses with a long-term time horizon, potential exit strategies that may be used by [the Company] include recapitalizations, public offerings or sales of [its] businesses. Exit decisions will be made with the objective of maximizing shareholder value.”

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

Because the guidance in ASC 946-10-55-7 only requires the identification of potential exit strategies but does not require the identification of specific plans to exit acquired businesses after a specified holding period or after the achievement of certain operating or other goals, which would be the type of business plan that fits more squarely into the Commission's description of a “special situation investment company” contained in the Rule 3a-1 proposing release,4 the guidance creates a pathway through which an ASC 946 issuer that is not a special situation investment company can clearly pass. That pathway involves a business (like the one proposed by the Company) that includes capital appreciation as a strategic objective where the capital appreciation objective is proposed to be achieved primarily through increases in the fair value of acquired businesses and secondarily through the implementation of one or more potential exit strategies after a minimum long-term holding period. Although fitting within the guidance in ASC 946-10-55-7, such a company has clearly not been formed “to secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities” (which is the language the Commission used in discussing special situation investment companies in the Rule 3a-1 proposing release). In support of the position that such companies are not required to register as investment companies under the 1940 Act, the Company notes that in the no-action letter issued to Entrepreneurial Assistance Group (publicly available Dec. 5, 1974), the Staff supported an issuer's position that it was not a special situation investment company where the issuer's proposed business was focused on acquiring majority equity interests in non-listed privately held operating companies where the acquiring company proposed to support the acquired businesses with management oversight and related services and where the acquiring company proposed to hold the acquired businesses for at least two years prior to any resale thereof.5

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[4]	See, Rule 3a-1 Proposing Release, supra, describing a special situation investment company as an issuer whose primary business purpose is “to secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”
[5]	See, Entrepreneurial Assistance Group, Inc., (SEC No-Action Letter avail. Dec. 5, 1974).

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

In addition, to reinforce the concept that the Company fits into this pathway and that the inclusion of a general discussion of potential exit strategies in the Company’s Registration Statement is not intended to convey the notion that the Company plans “to secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities,” the Company plans to revise the next submission of the Registration Statement to clarify its intention with regard to its long-term capital appreciation objective as set forth on Exhibit A hereto. This clarification will provide that with regard to the Company's objective of providing long-term capital appreciation to shareholders, that because of the anticipated long-term holding period of the businesses the Company proposes to acquire, capital appreciation, to the extent achieved, will be achieved primarily through increases in the fair value of the businesses the Company acquires on a long-term basis, rather than through dispositions of those businesses on a short-term basis. This approach has been the Company’s intention all along and is supported by the structure of the incentive fee that may be earned by the Manager and the Sub-Manager. As described in the Registration Statement, the total return incentive fee is calculated for each share class as “the change in the net asset value for such class plus total distributions for such class expressed as a percentage of the average adjusted capital for such class.” Therefore, the total return incentive fee in part incentivizes the Manager and the Sub-Manager to take actions to increase the value of the Company’s assets on a long-term basis (regardless of when those assets are sold and realized gains are recognized), which is how an investor will generally experience capital appreciation in respect to its investment in the Company. The focus on addressing the capital appreciation objective primarily through increases in the value of the underlying businesses on a long-term basis rather than through disposal of businesses on a short-term basis is both consistent with the Company's position that it is not a special situation investment company and compatible with the use by the Company of the specialized accounting and reporting requirements for investment companies contained in ASC 946.

The Company further submits to the Staff that the mere use of ASC 946 does not and cannot be conflated with the Company somehow holding itself out as an investment company under Section 3(a)(1)(A) of the 1940 Act. The test to determine whether a company is holding itself out as an investment company under Section 3(a)(1)(A) is a five-factor analysis as reflected in Tonopah (the “Tonopah factors”), with an emphasis on how a reasonable investor would view the company when considering the totality of such factors.6 The Tonopah factors have been further developed in the Fifth Avenue Coach Lines and Presto cases.7 The Company respectfully submits to the Staff that an analysis of each of these factors indicates that the Company will not fall within the definition of an investment company under Section 3(a)(1)(A).

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[6]	See, Tonopah Mining Co., 26 S.E.C. 426 (1947) (hereinafter “Tonopah”). See also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007) (hereinafter “Presto”) and SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970) (hereinafter “Fifth Avenue Coach Lines”).
[7]	See SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007) and SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970).

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

•	The issuer’s historical development. The Company intends to operate as a holding company that primarily seeks to acquire and grow durable, middle-market businesses through the acquisition of controlling equity stakes in such businesses (which the Company defines as fully diluted equity ownership of more than 51%). Moreover, the Company, through the Manager and the Sub-Manager, will seek to partner with the management teams and actively engage in the management of the businesses acquired.
•	The issuer’s public representations concerning its activities. In Presto, Judge Easterbrook stated that the “Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors.” In the Registration Statement, the Company explicitly states that it intends to conduct its activities so that it is not required to register as an investment company under the 1940 Act, and the Company holds itself out as being engaged in the non-investment company businesses of its subsidiaries. The Company underscores in many places throughout its disclosure in the Registration Statement that it intends to acquire controlling equity stakes in underlying business and assist in the management of those businesses, which is a critical element of its business strategy. The Company expects to maintain its ownership in its businesses over a long-term horizon. Therefore, the Company respectfully submits that in light of its disclosure and the nature of its business, a reasonable investor would not confuse its representations or activities with that of a traditional investment company. Furthermore, the Company's statement of business strategy contrasts starkly with Tonopah, and no reasonable investor in the market for a mutual fund or hedge fund or other investment pool would turn to the Company.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

•	The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer. In addition to other legal duties, the Company's officers and directors oversee the activities of the Manager and the Sub-Manager. Much like other externally managed companies, the day-to-day business operations of the Company are implemented by the Manager and the Sub-Manager who apply their expertise to the acquisition and management of the underlying businesses in which the Company intends to acquire.
•	The nature of the issuer’s present assets and the sources of the issuer’s present income. Similar to other holding companies that do not themselves directly engage in an operating business, the Company will be dependent upon the ability of its underlying businesses to generate earnings and cash flow (primarily through non-investment company activities). The Company plans to acquire highly durable middle-market companies that can generate consistent cash flow and can continue to grow over time and through various economic cycles. The Company expects to generate cash distributions from its equity ownership and current income in the form of interest income from its loan positions in the businesses it acquires.

Accordingly, based on the foregoing analysis of the Tonopah factors, the Company is not an “orthodox” investment company that falls within the definition of an investment company in Section 3(a)(1)(A) of the 1940 Act.

The Company is aware of no law, regulatory guidance or other precedent that would lead to the conclusion that the accounting treatment of a company is a relevant factor in whether a company is holding itself out as an investment company or for that matter falls within the ambit of a “special situation investment company.” To the contrary, as described in the Company’s response to the Staff's comment 27 contained in the Response Letter, ASC 946-10-15-5 explicitly recognizes that investment company accounting under ASC 946 may be applied to entities not regulated under the 1940 Act, stating that “an entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company [for purposes of ASC 946].” A review of the Feedback Summary prepared by the Financial Accounting Standards Board relating to ASC 946 makes clear that the reference in ASC 946 to “an entity that is not regulated under the Investment Company Act of 1940” is intended to extend to a range of publicly held entities, not just private funds relying on the exception provided in Section 3(c)(1) or 3(c)(7) of the 1940 Act. See, for example, paragraph 9 of the Feedback Summary which provides “Almost all constituents agreed that the proposed amendments should apply to both public as well as nonpublic entities.”8 See also Greenbacker Renewable Energy Company LLC (Registration No. 333-178786), Trilinc Global Impact Fund, LLC (Registration No. 333-185676), Ellington Financial LLC (Registration No. 333-195411) and Institutional Financial Markets, Inc. (Registration No. 333-191887), which are examples of companies not registered under the 1940 Act but that prepare their financial statements in accordance with ASC 946.

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[8]	See, Feedback Summary, Proposed Accounting Standards Update, Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements, Financial Accounting Standards Board (2012), http://fasb.org/jsp/FASB/Document_C/DocumentPage&cid=1176159959732 (a summary of the feedback received by the Financial Accounting Standards Board from constituent groups (including, preparers, auditors, users, valuation specialists and regulators) in connection with the proposed accounting standards update to ASC 946).

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

Ultimately, the Company firmly believes that the use of investment company accounting will be most beneficial and intuitive to investors as it will provide investors with clear, accurate and meaningful disclosure around the performance of the Company's assets. Investment company accounting will allow investors to assess the changes in fair market value of each business on a recurring basis, which is how a reasonable investor would evaluate the Company’s performance. Further, the financial statements prepared using investment company accounting would provide more clarity and linkage to the value of an investor's investments in the Company given that an unconsolidated statement of assets and liabilities would disclose a net asset value per share. On the other hand, if the Company did not use investment company accounting, it would be difficult for investors to assess the fair market value of each business by looking at the consolidated financial statements of the Company. If investment company accounting were not used, the consolidated financial statements would not reflect the Company's debt and equity investments in the businesses it acquires, and instead would reflect the gross assets of the underlying businesses (such as inventory, receivables from customers, and other assets) and the gross liabilities of the underlying businesses (such as debt, accounts payables, and other liabilities). Such consolidated financial statements would also include a balance sheet that would not reflect net assets based on fair value. The net earnings reported under investment company accounting would reflect interest and dividend income as well as realized or unrealized capital appreciation or depreciation of the debt and equity positions in the middle-market companies owned by the Company while the net earnings reported under non-investment company accounting would only show the gross operating revenues, gross operating expenses and other revenues or expenses of the underlying companies without any capital appreciation or depreciation being reported. Operationally, monitoring and preparation of financial statements using investment company accounting would be less costly than non-investment company accounting, potentially leading to greater returns for investors. Even if the Company were to prepare the financial statements using non-investment company accounting, the Company would still be required to value its assets based on fair market value in order to produce a net asset value per share for its shareholders, adding costs to investors. Under investment company accounting, the Company would still be required to consider the requirements under Rules 3-09 and 4-08(g) of the Regulation S-X, and it would potentially have to disclose financial information or attach stand-alone financial statements of material controlled companies. Therefore, the Company believes that the use of investment company accounting in this instance will be in the best interests of investors and is consistent with a disclosure based philosophy upon which the federal securities laws are based. Additionally, the Company advises the Staff that it intends to review its election to use investment company accounting under ASC 946 on an ongoing basis with its accountants based on the Company's business strategy and acquisitions and operations of assets.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

While the Company acknowledges that exclusion from registration under the 1940 Act coupled with an election to utilize investment company accounting is a pathway through which many companies cannot pass, the Company has spent much time and considerable cost working with its lawyers and accountants, in full recognition of what is permissible under both the 1940 Act and ASC 946, to organize itself and operate in a manner that allows it to do both. Therefore, for all the reasons outlined herein as well as in the Response Letter and the March 27 Email, the Company respectfully submits that it has not been organized and will not be operated to fall within the definitions of an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C), nor will it be a “special situation investment company” and at the same time it is eligible to use the specialized accounting and reporting requirements for investment companies contained in ASC 946.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

May 15, 2017

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Securities and Exchange Commission
Rochelle Plesset

CNL Strategic Capital, LLC
Kirk A. Montgomery
Clifford Chance US LLP
Jay L. Bernstein
Clifford R. Cone
Larry P. Medvinsky

CLIFFORD CHANCE US LLP

Exhibit A

The Company proposes to include the following disclosure at the end of the italicized paragraph on page 2 under the caption “Prospectus Summary” of the Registration Statement:

When we refer to seeking “capital appreciation” as part of our business strategy, we expect such capital appreciation to be primarily achieved through increases in the fair value of the businesses we plan to acquire and hold on a long-term basis, rather than through dispositions of those businesses on a short-term basis. We expect exit decisions to be made on a long-term basis with the objective of maximizing shareholder value.

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